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                                                             (212) 326-3610



6791.df
910785-001-005

                                       August 5, 1997

REQUEST FOR WITHDRAWAL
----------------------
BY DIRECT (MODEM) TRANSMISSION
------------------------------

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

         Re:  Atlantic Express Transportation Corp.
              Registration Statement on Form S-1
              (Registration No. 333-25507)
              ---------------------------------------

Dear Sirs:

     On behalf of Atlantic Express Transportation Corp. (the "Company"), we hereby request withdrawal of the above-captioned registration statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company seeks to withdraw such registration statement in order to pursue certain other material acquisition and financing opportunities. Based upon our discussions with the Staff, we understand that the pendency of such registration statement, in light of current Staff interpretations, may be inconsistent with the Company's other objectives. Accordingly, we respectfully request that the Commission approve this application to withdraw such registration statement.

     Should you require any further information in connection with this application, please contact the undersigned or James Rozsa of this office at
(212) 326-3856.

                                       Very truly yours,



                                        Robert A. Zuccaro


cc:  Nathan Schlenker (Atlantic Express Transportation Corp.)
     Peter R. Silverman (Silverman, Collura, Chernis & Balzano P.C.) Michael Woronoff (Skadden, Arps, Slate, Meagher & Flom)